											Filed under Rule 424(b)(2), Registration Statement No. 333-180342
			Pricing Supplement No. 41 - Dated Monday, August 5, 2013 (To: Prospectus Dated March 26, 2012 and Prospectus Supplement Dated March 26, 2012)
CUSIP Number	Selling Price	Gross Concession	Net Proceeds	Principal Amount	Coupon Type	Interest Rate Basis	Spread	Index Maturity	Initial Interest Rate	Interest Reset Dates	Min. Interest Rate	Max. Interest Rate	Coupon Frequency	Maturity Date	1st Coupon Date	Survivor's Option	Product Ranking
34540TEX6	100.00%	0.825%	$61,074,940.25	$61,583,000.00	Floating	LIBOR	1.15%	3 Months	LIBOR in effect on 8/6/2013 + Spread	20th of : Feb, May, Aug, Nov	N/A	N/A	Quarterly	8/20/2016	11/20/2013	Yes	Senior Unsecured Notes
Floating Rate Description: 3 MONTH LIBOR + 115 BPS
Interest Rate Determination Date: 2 London Business Days prior to the Interest Reset Date
Day-Count Basis: Actual/360
Redemption Information: Non-Callable

Trade Date: Monday, August 5, 2013 @ 12:00 PM ET
Settlement Date: Thursday, August 8, 2013
Minimum Denomination/Increments: $1,000.00/$1,000.00
Initial trades settle flat and clear SDFS: DTC Book-Entry only
DTC Number 0235 via RBC Dain Rauscher Inc.

Ford Credit Notes $5,000,000,000 Ford Motor Credit Company LLC Prospectus Dated: 3-26-12 and Prospectus Supplement Dated: 3-26-12
If the stated maturity date or an interest payment date for any note is not a business day (as term is defined in prospectus), principal, premium, if any, and interest for that note is paid on the next business day unless it would fall in the next calendar month, in which case it will be paid on the preceding business day, and no interest will accrue from, and after, the stated maturity date or interest payment date.

Ford Credit Notes
Validity of the notes offered hereby:
In the opinion of Ford Credit’s counsel, when the notes offered by this pricing supplement have been executed and issued by Ford Credit and authenticated by the trustee pursuant to an Indenture dated as of February 1, 1985, as supplemented, between Ford Credit and The Bank of New York Mellon (the “Indenture”), and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Ford Credit, enforceable in accordance with their terms. The opinion expressed above is subject to the qualifications that such counsel expresses no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law or judicially developed doctrine in this area (such as substantive consolidation or equitable subordination) affecting the enforcement of creditors' rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and (iii) public policy considerations which may limit the rights of parties to obtain certain remedies. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Indenture with respect to the trustee and other matters all as stated in the letter of such counsel dated March 26, 2012 and filed as Exhibit 5 to the Registration Statement.